UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of JUNE 2019
Commission File Number: 000-55607
First Mining Gold Corp.
(Translation of registrant's name into English)
Suite 1800, 925 West Georgia Street, Vancouver, B.C., V6C 3L2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[   ] Form 20-F   [ x ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

SUBMITTED HEREWITH
Exhibits
99.1 News Release dated June 12, 2019.

 SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING GOLD CORP.
(Registrant)

Date: June 12, 2019	By:	/s/ Samir Patel
Samir Patel
	Title:	General Counsel & Corporate Secretary